SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 30, 2024

KT Corporation

	By:	/s/ Youngkyoon Yun
Name: Youngkyoon Yun
Title: Vice President

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Director

Details on Strategic Partnership with Microsoft

1. Title	Agreement on Strategic Partnership

2. Details

1. Counterparty: Microsoft Corporation (USA)

2. Agreement Period: 2024.9.27—2029.9.30

3. Details of the Strategic Partnership

1) Joint development of Korean AI models and services

2) Launch of Korea-specific Secure Public Cloud

3) Establishment of AX Total Service Special Company aimed at global market

4) Joint R&D and startup investments to strengthen domestic AI ecosystem

5) Joint talent development projects to internalize global capabilities

4. Infrastructure Supply Agreement based on Strategic Partnership Agreement:

1) Amount: US$ 450,000,000

2) Supply Details: Infrastructure such as network and data centers

3) Supplier: KT Corporation, KT Cloud

5. Agreement Signing Date: 2024.9.27

3. Confirmation Date	2024-09-27

4. Other Important Matters Related to Investment Decision

•  Mutual service supply contracts based on this strategic partnership agreement will be carried out per case.

•  The amount stated in ‘2. Details’ for the infrastructure supply agreement is the total of the infrastructure services supplied by KT Corporation and KT Cloud. The actual service supply amount may change according to future business cooperation.

•  The data center supply period in the infrastructure supply agreement in ‘2. Details’ is 15 years.

•  ‘3. Confirmation Date’ refers to the agreement signing date based on Korean Standard time.

•  Any changes to major terms of the agreement and any obligations for disclosure will be promptly disclosed.